

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-mail
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
13880 Harbor Boulevard, Building 8A
Garden Grove, California 92843

Re: **808 Renewable Energy Corporation**
       Amendment No. 4 to Registration Statement on Form S-1
       Filed on October 11, 2013
       File No. 333-184319

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1. You mention numerous times throughout your filing that you derive revenue by providing customers with energy at a negotiated discount to the price the customers would otherwise pay to the local energy utility. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the volatility in the electricity, natural gas and oil markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2. We note your response to comment 4 in our letter dated March 26, 2013 as well as the revisions to your disclosure. If material, please further revise your disclosure under this heading to include a discussion about whether the significant changes in your results of

operations are indicative of future results or of your future financial condition. For example, you mention a 65% decrease in operating expenses over the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. However, you do not discuss whether management anticipates expenses to continue at this level, or if the decrease was an anomaly. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 31

3. Please revise your disclosure to include a discussion about your company's plan to open/restart three CHP plants in the first quarter of 2014. Specifically, if material, please focus on the impacts such openings will have on your capital resource requirements and levels of liquidity. In this regard, we note your statement that your business is "capital intensive." Refer to Item 303(a)(1)-(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 43

4. We note your response to comment 6 in our letter dated March 26, 2013. While we understand that the financial statements for the fiscal year ended December 31, 2010 no longer appear in your registration statement, you are required to provide disclosure pursuant to Item 404 of Regulation S-K for the period since the beginning of your last completed fiscal year and for the two fiscal years preceding such year. Please revise to include the disclosure regarding the issuance of units of Energy3, as well as the disclosure regarding related party transactions that occurred in 2010, as appropriate. Please refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

Experts, page 54

5. We note your disclosure regarding the dismissal of Kabani & Company, Inc. and appointment of MaloneBailey, LLP on April 24, 2013. Item 304(a)(1)(ii) of Regulation S-K requires a statement of whether the principal accountant's report on the financial statements for either of the past two years was modified and a description of the nature of such a modification. In this context, a modification includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Please explain or revise.

6. Please tell us how you have complied with Items 304(a)(2) and 304(a)(3) of Regulation S-K, which contain requirements related to predecessor and successor auditors. Specifically, please tell us how you have complied with the requirement of Item 304(a)(3) that a registrant shall request the former accountant to furnish you with a letter addressed to the Commission stating whether it agrees with the statements made by you in response to this Item 304(a) and, if not, stating the respects in which it does not agree. Item 304(a)(3) also requires you to file the former accountant's letter as an exhibit to the report or registration statement containing this disclosure.

Independent Auditors' Report, page F-2

7. Please request your independent auditor to revise the scope of the audit work performed in the audit opinion to be consistent with the financial statements presented. For example, the audit opinion makes reference to the financial statements as of and for the year ended December 31, 2010, which is not presented in your consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

Cc: Christopher A. Wilson, Esq.
        Wilson & Oskam, LLP